MIA SCHULMAN

858.668.6622 ❖ schulman.mia@gmail.com
imdb.me/miaschulman ❖ linkedin.com/in/miaschulman

EXPERIENCE

"See You Then" | See You Then LLC — *Nov 2019 - Present*
Managing Member

"Extreme Makeover: Home Edition" | HGTV | Endemol Shine — *Apr 2019 – Dec 2019*
Sponsor Producer

"Praluent" Commercial | Praluent | Mashed Potatoes Productions — *Apr 2019*
Production Manager

"The Descendants 3" Promo | Disney Channel | Alpen Pictures — *Mar 2019 – Apr 2019*
Production Manager

"Classic Electric Bronco" Commercial | Zero Labs | Southpaw Productions — *Mar 2019*
Production Manager / Coordinator

"The Valentine Factory" | Facebook | Vanishing Angle — *Feb 2019*
Production Manager

"Mr. Iglesias" Promo | Netflix | Vanishing Angle — *Nov 2018*
Production Supervisor

"Taking Stock" | Mailchimp | Vanishing Angle — *Aug 2018 – Oct 2018*
Line Producer / Production Manager

"Electric Blanket" Music Video | Amanda Palmer & Jason Webley | Vanishing Angle — *Aug 2018*
Producer

"How Does It Start?" Sundance 2019 Shorts | AFI DWW | Vanishing Angle — *Mar 2018 – Aug 2018*
Producer

"All New Double Dare" | Nickelodeon | FremantleMedia North America — *May 2018 – July 2018*
Trade Out Producer and Prize Manager

"Ozzy & Jack's World Detour" Season 3| A&E | T Group Productions — *Feb 2018 – May 2018*
Associate Producer (Field)

"Paddleton" Sundance 2019 Premiers | Netflix| Duplass Brothers Productions — *Dec 2017 – Feb 2018*
Production Coordinator

"Racing Wives" Presentation | CMT | T Group Productions — *Nov 2017*
Associate Producer (Story & Field)

"Roman Atwood's Day Dreams" Emmy Nominated | YouTube Red | Studio 71 — *July 2017 – Sep 2017*
Associate Producer (Field)

"Logan Paul VS" Season 2| Watchable | Studio 71 — *Mar 2017 – May 2017*
Associate Producer (Field)

Pictures, Pictures. LLC — *Apr 2016 – Jan 2017*
Associate Producer / Production Manager

"Adventures in Golf" Season 2 | Skratch TV — *May 2016 – Aug 2016*
Producer / Production Manager

"INSTAX Mini 90" Commercial Series | FujiFilm | Pictures, Pictures. — *Aug 2016*
Associate Producer / Production Manager

"Be the Ball" Documentary| Pictures, Pictures. — *Oct 2015 – Jan 2017*
Associate Producer / Production Manager

EDUCATION

Boston University | College of Communication | Boston, MA
Major: Film and Television; Minor: Psychology. *Cum Laude.*